UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Excel Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

30068C109
(CUSIP Number)

January 23, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☑           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO.	30068C109	2 of 7

1	NAMES OF REPORTING PERSONS
Levine Investments Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

3,230,769

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

3,230,769

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,230,769

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.6%

12	TYPE OF REPORTING PERSON

PN

SCHEDULE 13G
CUSIP NO.	30068C109	3 of 7

1	NAMES OF REPORTING PERSONS
William S. Levine

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

3,230,769

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

3,230,769

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,230,769

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.6%

12	TYPE OF REPORTING PERSON

IN

SCHEDULE 13G
CUSIP NO.	30068C109	4 of 7

1	NAMES OF REPORTING PERSONS
Jonathan L. Levine

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

3,230,769

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

3,230,769

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,230,769

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.6%

12	TYPE OF REPORTING PERSON

IN

SCHEDULE 13G
CUSIP NO.	30068C109	5 of 7

Item 1(a).	Name of Issuer:

Excel Trust, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17140 Bernardo Center Drive
Suite 300
San Diego, California 92128

Items 2(a).	Name of Persons Filing:

This Schedule 13G is filed by Levine Investments Limited Partnership, an Arizona limited partnership (“LILP”), William S. Levine, and Jonathan L. Levine (collectively, the “Reporting Persons”).

Items 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of the Reporting Persons is:

1702 E. Highland
Suite 310
Phoenix, Arizona  85016

Item 2(c).	Citizenship:

See cover pages hereto.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

30068C109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,230,769

(b)	Percent of class: 9.6%

(c)	LILP holds 3,230,769 shares of common stock. William S. Levin and Jonathan L. Levine are the general partners of LILP and share voting and dispositive power with respect to such shares.

SCHEDULE 13G
CUSIP NO.	30068C109	6 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP NO.	30068C109	7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 7, 2012

LEVINE INVESTMENTS LIMITED PARTNERSHIP

By: /s/ William S. Levine
William S. Levine
General Partner

/s/ William S. Levine
William S. Levine

/s/ Jonathan L. Levine
Jonathan L. Levine